Exhibit 2

                                  ANNOUNCEMENT

On September 5, 2003, GERDAU S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB), in a joint operation with its controlled company, Aco Minas Gerais S.A. - Acominas, concluded the placement of the US$ 105 million first tranche of an Export Receivable Notes program. This program, to total US$ 400 million, represents an important tool for improving the debt profile of these companies. All obligations under the securitization are shared on a joint and several basis between both companies.

This initial tranche was placed with a 7.37% p.a. coupon and final maturity in July 2010. The operation has a grace period of 2 years and amortization will be carried out quarterly, as of October 2005. The operation was given the "BBB-" rating by Fitch Ratings. The certificates are backed by receivables generated by the future sales of steel products produced by the two companies.

In the first semester of 2003, Gerdau S.A. and Acominas together exported 1.5 million metric tons of steel products, representing 46.7% of their total sales of 3.1 million metric tons for the period. These exports generated revenues of US$ 357.5 million for the semester.

                       Rio de Janeiro, September 09, 2003

                             Osvaldo Burgos Schirmer
                            Executive Vice-President
                           Investor Relations Director